Exhibit 28(d)(11)
State Street Navigator Securities Lending Trust
One Lincoln Street
Boston, MA 02111

SSGA Funds Management, Inc.
One Lincoln Street
Boston, MA 02111

November 29, 2016

Ladies and Gentlemen:

Reference is made to the Investment Advisory Agreement between SSGA Funds Management, Inc. and the State Street Navigator Securities Lending Trust (the “Trust”) dated May 1, 2001, as amended (the “Agreement”).

Please be advised that the Trust is providing notice in accordance with the Agreement, that the State Street Navigator Securities Lending TIAA-CREF Short Term Lending Portfolio was terminated effective September 30, 2016 and the State Street Navigator Securities Lending MET Portfolio was terminated effective November 29, 2016. Please remove these series from the Agreement. Please let me know if you have any questions.

The previous Schedule A is hereby deleted and replaced with the attached Schedule A.

Please indicate your acceptance of the foregoing by executing two copies of this letter, returning one to the Trust and retaining one copy for your records.

Very truly yours,

Accepted:
State Street Navigator Securities Lending Trust		SSGA Funds Management, Inc.

By:	/s/ Chad Hallett	By:	/s/ Ellen M. Needham
	Chad Hallett, Treasurer		Ellen M. Needham, President

EXHIBIT “A”

As consideration for the Adviser’s services to the following Fund(s), the Adviser shall receive from the Fund(s) an annual advisory fee, accrued daily at the rate of 1/365th of the applicable advisory fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund's average daily net assets during the month:

Fund	Rate

State Street Navigator Securities Lending Government Money Market Portfolio	0.0175%
State Street Navigator Securities Lending Portfolio I	0.025%
State Street Navigator Securities Lending Prime Portfolio III	0.0175%
State Street Navigator Securities Lending Prime Portfolio IV	0.0175%
State Street Navigator Securities Lending Prime Portfolio V	0.0175%

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